Rule 424(b)(3)
                                                            No. 333-98047

                        CNL HOSPITALITY PROPERTIES, INC.

         This Supplement is part of, and should be read in conjunction with, the Prospectus dated January 31, 2003. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         Information as to proposed Properties for which the Company has entered into initial commitments to acquire and as to the number and types of Properties acquired by the Company is presented as of February 5, 2003, and all references to commitments or Property acquisitions should be read in that context. Proposed Properties for which the Company enters into initial commitments, as well as Property acquisitions that occur after February 5, 2003, will be reported in a subsequent Supplement.


                               RECENT DEVELOPMENTS

         As of February 5, 2003, the Company owned interests in 55 Properties, including 13 Properties through joint ventures. In addition, the Company owns one parcel of land on which a hotel is being developed. The Company also has commitments to acquire interests in eight additional Properties. The Company generally leases Properties and expects to continue to lease its Properties primarily to indirect subsidiaries of the Company with management of the Properties performed by third-party hotel operators, and operated under affiliations with national hotel brands. Other properties are leased on a triple-net basis to third-party operators. Of the Properties in which it owns interests, the Company has leased or will lease 44 to subsidiaries, with management performed by third-party operators and has leased 12 on a triple-net basis to third-party operators.

         The Board of Directors declared distributions of $0.06458 per Share to stockholders of record on January 1, and February 1, 2003, payable by March 31, 2003. Distributions for the 12-month period ended January 31, 2003 represent a historical return of 7.75%.


                                  THE OFFERINGS

         As of February 5, 2003, the Company had received subscriptions from this offering for 297,131 Shares totaling $2,971,310 in Gross Proceeds. As of February 5, 2003, the Company had received aggregate subscriptions for 132,804,294 Shares totaling $1,328,042,935 in gross proceeds, including 763,874 Shares ($7,638,736) issued pursuant to the Reinvestment Plan, from its Prior Offerings and this offering. As of February 5, 2003, net proceeds to the Company from its Prior Offerings and this offering, loan proceeds and capital contributions from the Advisor, after deduction of selling commissions, marketing support fees, due diligence expense reimbursements and Offering Expenses, totaled approximately $1,589,626,000. The Company had used approximately $740,358,000 of net offering proceeds and $276,929,000 of loan proceeds to invest in 43 hotel Properties including one parcel of land on which a hotel Property is being constructed. In addition, the Company had used approximately $220,872,000 to invest in 13 Properties through six joint ventures, including three Properties on which hotels are being constructed or renovated, approximately $8,467,000 to redeem 921,116 Shares of Common Stock, approximately $160,407,000 to pay down the various lines of credit and approximately $93,980,000 to pay Acquisition Fees and certain Acquisition Expenses, leaving approximately $88,600,000 available for investment in Properties and Mortgage Loans.


                                    BUSINESS

PENDING INVESTMENTS

         As of February 5, 2003, the Company had initial commitments to acquire interests in or develop eight additional Properties for an estimated aggregate purchase price, including construction costs and property improvements, of approximately $452.6 million. The eight Properties are one Marriott(R) Hotel (in Seattle, Washington), one Renaissance(R) Hotel (in Tampa, Florida) three Embassy Suites Hotels(R) (one in each of Arlington,


February 20, 2003                             Prospectus dated January 31, 2003

Virginia; Orlando, Florida; and Santa Clara, California), one Hilton(R) Hotel (in Rye, New York), one Hyatt(R) Regency Hotel (in Miami, Florida) and the New Orleans Grande Hotel (in New Orleans, Louisiana) which is expected to be converted to a JW Marriott Hotel. The acquisition of each of these Properties is subject to the fulfillment of certain conditions. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or more of these Properties will be acquired by the Company. If acquired, the leases of these Properties are expected to be entered into on substantially the same terms described in "Business -- Description of Property Leases." In order to acquire these Properties, the Company must obtain additional funds through the receipt of additional offering proceeds and/or debt financing. The Company plans to assume Permanent Financing of approximately $47 million in connection with the acquisition of one of these Properties. Three of these Properties are expected to be acquired by the Hilton 2 Partnership, which was formed on December 13, 2002 between the Company and Hilton Hotels Corporation and currently owns two Properties. In connection with the acquisition of these three Properties, the Hilton 2 Partnership plans to obtain Permanent Financing of approximately $59.4 million. In addition, Hilton Hotels Corporation anticipates contributing the Hilton Hotel in Rye, New York to the Hilton 2 Partnership and the Company anticipates simultaneously contributing the Doubletree Crystal City Property, which was acquired on December 19, 2002. In connection with these two Properties, the Hilton 2 Partnership plans to obtain Permanent Financing of approximately $76.8 million.

         Leases. Set forth below are summarized terms expected to apply to the leases for each of the eight Properties. More detailed information relating to a Property and its related lease will be provided at such time, if any, as the Property is acquired.



                                 Estimated Purchase       Lease Term and               Minimum Annual
             Propert                   Price              Renewal Option                    Rent                  Percentage Rent
------------------------------  --------------------  ----------------------  --------------------------------  -------------------

Marriott Hotel (1) (2)               $88,900,000      Five years; five        The greater of a minimum amount       See Minimum
Seattle, WA                          (3)              five-year renewal       to be determined at the time of       Annual Rent
(the "Seattle Waterfront                              options                 acquisition or a percentage of
Marriott Property")                                                           gross revenues of the Property
Hotel to be purchased                                                         for the applicable year
after constructed

Renaissance Hotel (1) (2)            $2,250,000       Five years from the     Commencing the date that the          See Minimum
Tampa, FL                            (excluding       date the Property       Property opens to the public,         Annual Rent
(the "Renaissance Tampa              development      opens to the public;    the tenant will pay the greater
Property")                           costs) (4)       five five-year renewal  of a minimum amount to be
Hotel to be constructed                               options                 determined at the time of
on leased land                                                                acquisition or a percentage of
                                                                              gross revenues of the Property
                                                                              for the applicable year

Embassy Suites Hotel (5) (6)        $45,500,000       Five years; five        The greater of a minimum amount       See Minimum
Arlington, VA                                         five-year renewal       to be determined at the time of       Annual Rent
(the "Embassy Suites Crystal                          options                 acquisition or a percentage of
City Property")                                                               gross revenues of the Property
Existing hotel                                                                for the applicable year

Embassy Suites Hotel (5) (6)        $12,500,000       Five years; five        The greater of a minimum amount       See Minimum
Orlando, FL                                           five-year renewal       to be determined at the time of       Annual Rent
(the "Embassy Suites Orlando                          options                 acquisition or a percentage of
Airport Property")                                                            gross revenues of the Property
Existing hotel                                                                for the applicable year

Embassy Suites Hotel (5) (6)        $46,500,000       Five years; five        The greater of a minimum amount       See Minimum
Santa Clara, CA                                       five-year renewal       to be determined at the time of       Annual Rent
(the "Embassy Suites Santa                            options                 acquisition or a percentage of
Clara Property")                                                              gross revenues of the Property
Existing hotel                                                                for the applicable year




                                      Estimated Purchase     Lease Term and             Minimum Annual
                   Property                 Price            Renewal Option                  Rent                  Percentage Rent
----------------------------------   -------------------  -------------------- ---------------------------------  -----------------

Hilton Hotel (6) (7)                      $75,000,000     Five years; five      The greater of a minimum amount      See Minimum
Rye, NY                                                   five-year renewal     to be determined at the time of      Annual Rent
(the "Hilton Rye Town Property")                          options               acquisition or a percentage of
Existing hotel                                                                  gross revenues of the Property
                                                                                for the applicable year

Hyatt Regency Hotel (1)                   $36,000,000     Five years; five      The greater of a minimum amount      See Minimum
Miami, FL                                                 five-year renewal     to be determined at the time of      Annual Rent
(the "Hyatt Regency Coral                                 options               acquisition or a percentage of
Gables Property")                                                               gross revenues of the Property
Existing hotel                                                                  for the applicable year

New Orleans Grande Hotel (1) (8)          $92,500,000     Five years; five      The greater of a minimum amount      See Minimum
New Orleans, LA                            (9)            five-year renewal     to be determined at the time of      Annual Rent
(the "JW Marriott New                                     options               acquisition or a percentage of
Orleans Property")                                                              gross revenues of the Property
Hotel to be renovated                                                           for the applicable year


---------------------
FOOTNOTES:

(1) The lessee of this Property is expected to be an indirect wholly owned subsidiary of the Company and the Property is expected to be operated by a third-party manager. For Properties subject to this arrangement, the Company's consolidated financial statements will report the hotels' operating revenues and expenses rather than rent contractually due under the leases with our subsidiaries.

(2) The Company has entered into a development services agreement for each of the Seattle Waterfront Marriott Property and the Renaissance Tampa Property under which a wholly owned subsidiary of the Advisor will receive a Development Fee expected to equal approximately 3% for the Seattle Waterfront Property and 4% for the Renaissance Tampa Property of the cost of development of each of these Properties for providing development services to such Properties.

(3) The Seattle Waterfront Marriott Property will be constructed by Marriott and purchased by the Company when completed. The maximum cost to the Company with respect to the Seattle Waterfront Marriott Property is not expected to, but may, exceed $88,900,000. The estimated final completion date of the Seattle Waterfront Marriott Property is April 2003.

(4) The Renaissance Tampa Property will be constructed by the Company. The maximum cost to the Company with respect to the Renaissance Tampa Property (including development costs, and closing and acquisition costs) is not expected to, but may, exceed $45,700,000. The estimated final completion date of the Renaissance Tampa Property is June 2005.

(5) It is expected that the Embassy Suites Crystal City, the Embassy Suites Orlando Airport and the Embassy Suites Santa Clara Properties will be acquired by the Hilton 2 Partnership. In connection with the acquisition of these three Properties, the Hilton 2 Partnership plans to obtain Permanent Financing of approximately $59.4 million.

(6) The lessee of this Property is expected to be an indirect wholly owned subsidiary of the Hilton 2 Partnership and the Property is expected to be operated by a third-party manager. For Properties subject to this arrangement, the Company's consolidated financial statements will generally report the Company's pro rata share of the hotels' operating revenues and expenses rather than rent contractually due under the leases with our subsidiaries as equity in earnings (loss) of unconsolidated subsidiaries.

(7) It is expected that Hilton Hotels Corporation will contribute this Property to the Hilton 2 Partnership and the Company will simultaneously contribute the Doubletree Crystal City Property, which was acquired on December 19, 2002. In connection with these two Properties, the Hilton 2 Partnership plans to obtain Permanent Financing of approximately $76.8 million.

(8) In connection with the acquisition of this Property, the Company plans to assume Permanent Financing of approximately $47 million.

(9) The New Orleans Grande Hotel (formerly Le Meridien) is expected to be converted to a JW Marriott Hotel upon acquisition. The Company expects to spend approximately $10 million over the first two years following the acquisition for property improvements relating to this Property.

PENDING HOTEL BRANDS

         The following paragraph is inserted following the first paragraph under the heading "Business -- Pending Hotel Brands" on page 74 of the Prospectus.

         Hyatt Brands. The brand Hyatt Regency is part of Hyatt Corporation's portfolio of lodging brands. Hyatt Regency properties are located in the world's major cities as well as in well-known resort destinations, and can be found in more than 34 countries around the world.


                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The following table updates and replaces the table on page 107 of the
Prospectus:

         The Directors and executive officers of the Company are listed below:

      Name                        Age              Position with the Company
      ----                        ---              -------------------------

James M. Seneff, Jr.              56       Director, Chairman of the Board and
                                             co-Chief Executive Officer
Matthew W. Kaplan                 39       Director
Charles E. Adams                  40       Independent Director
Lawrence A. Dustin                57       Independent Director
Craig M. McAllaster               51       Independent Director
Thomas J. Hutchison III           61       President
Charles A. Muller                 44       Chief Operating Officer and
                                             Executive Vice President
C. Brian Strickland               40       Executive Vice President
Robert A. Bourne                  55       Treasurer
Lynn E. Rose                      54       Secretary

         The following information updates the corresponding information beginning on page 107 of the Prospectus.

         On February 7, 2003, John Griswold resigned as an Independent Director from the Board of Directors of the Company. Mr. Griswold served as an Independent Director of the Company from January 1999 to February 2003. In connection with the resignation of Mr. Griswold as an Independent Director from the Board of Directors of the Company, and in order to maintain the Board's independence, on February 7, 2003, Robert A. Bourne tendered his resignation as a member of the Board of Directors of the Company. Mr. Bourne served as a Director of the Company from June 1996 to February 2003. It is anticipated that the vacancy filled by the resignation of Mr. Griswold will be filled at the Company's upcoming annual meeting of stockholders and at that time, Mr. Bourne will be reappointed to the Board as well.

         In addition, Thomas J. Hutchison III is being appointed co-Chief Executive Officer of both the Company and the Advisor, effective February 14, 2003. Mr. Hutchison will tender his resignation as President of both the Company and the Advisor, effective March 17, 2003, and Mr. Griswold will be appointed President of the Company, effective March 17, 2003, as well as President and a Director of the Advisor, also effective March 17, 2003.


                                     INDEX TO PRO FORMA FINANCIAL STATEMENTS
                                     ---------------------------------------


                                          CNL HOSPITALITY PROPERTIES, INC.
                                                  AND SUBSIDIARIES
                                                                                                          Page
                                                                                                          ----

    Pro Forma Consolidated Financial Information (unaudited):

    Pro Forma Consolidated Balance Sheet as of September 30, 2002                                         9

    Pro Forma Consolidated Statement of Earnings for the nine months ended September 30, 2002             10

    Pro Forma Consolidated Statement of Earnings for the year ended December 31, 2001                     11

    Notes to Pro Forma Consolidated Financial Statements for the nine months ended September 30, 2002
      and the year ended December 31, 2001                                                                12


                  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

         The following Unaudited Pro Forma Consolidated Balance Sheet of CNL Hospitality Properties, Inc. and its subsidiaries (the "Company") gives effect to (i) the receipt of $221,775,308 in gross offering proceeds from the sale of 22,177,531 additional shares for the period October 1, 2002 through February 5, 2003, the assumption of additional borrowings in the amount of $89,670,000 for the period October 1, 2002 through February 5, 2003, and (ii) the application of such funds to (a) pay offering expenses, acquisition fees and miscellaneous acquisition expenses, (b) invest in six properties through a joint venture, (c) purchase and contribute one property to the same joint venture, and (d) purchase four properties, all as reflected in the pro forma adjustments described in the related notes. The Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2002 has been adjusted to give effect to the transactions in (i) and (ii) above as if they had occurred on September 30, 2002.

         The Unaudited Pro Forma Consolidated Statements of Earnings for the nine months ended September 30, 2002, and the year ended December 31, 2001, include the historical operating results of the properties described in (ii) above, as well as the historical operating results of the properties acquired by the Company prior to September 30, 2002, and the items described above from the date of their acquisitions plus operating results from (A) the later of (1) the date the property became operational or (2) January 1, 2001, to (B) the earlier of (1) the dates the properties were acquired by the Company or (2) the end of the pro forma period presented (the "Pro Forma Period"). In addition, the Unaudited Pro Forma Consolidated Statement of Earnings for the year ended December 31, 2001 gives effect to the acquisition by the Company of the remaining 29% interest in Hotel Investors as of January 1, 2001 and includes adjustments to rental income and hotel revenues and expenses for assumption of leases from third parties by the Company's taxable REIT subsidiaries.

         This pro forma consolidated financial information is presented for informational purposes only and does not purport to be indicative of the Company's financial results or conditions if the various events and transactions reflected therein had occurred on the dates, or been in effect during the periods, indicated. This pro forma consolidated financial information should not be viewed as indicative of the Company's financial results or conditions in the future.

                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 2002



                                                                                   Pro Forma
                    ASSETS                                Historical              Adjustments                     Pro Forma
                                                        ----------------        -----------------              ----------------
Land, buildings and equipment, net                         $865,149,133             $181,300,000  (b)           $1,058,954,913
                                                                                       1,823,000  (b)
                                                                                      10,682,780  (b)
Investments in unconsolidated subsidiaries                  157,136,029              120,150,000  (e)              286,380,507
                                                                                       2,654,438  (e)
                                                                                       6,440,040  (e)
Cash and cash equivalents                                    63,673,557              221,775,308  (a)               39,060,755
                                                                                      (9,979,889 )(a)
                                                                                     (16,633,148 )(a)
                                                                                      (1,108,877 )(a)
                                                                                      (1,321,497 )(c)
                                                                                      (1,087,261 )(d)
                                                                                    (120,150,000 )(e)
                                                                                      (2,654,438 )(e)
                                                                                      (1,823,000 )(b)
                                                                                    (181,300,000 )(b)
                                                                                      89,670,000  (f)
Restricted cash                                              14,047,273                1,087,261  (d)               15,134,534
Receivables                                                   5,550,097                       --                     5,550,097
Due from related parties                                      4,757,828                       --                     4,757,828
Prepaid expenses and other assets                            27,977,162                9,979,889  (a)               20,834,231
                                                                                     (10,682,780 )(b)
                                                                                      (6,440,040 )(e)
Loan costs, net                                               4,091,794                       --                     4,091,794
                                                       -----------------       ------------------             -----------------
                                                         $1,142,382,873             $292,381,786                $1,434,764,659
                                                       =================       ==================             =================

         LIABILITIES AND STOCKHOLDERS' EQUITY
Mortgages payable and accrued interest                      167,791,136               89,670,000  (f)              257,461,136
Other notes payable                                          25,979,184                       --                    25,979,184
Line of credit                                               24,152,343                       --                    24,152,343
Other liabilities                                            10,431,931                       --                    10,431,931
Accounts payable and accrued expenses                        15,135,216                       --                    15,135,216
Due to related parties                                        1,321,497               (1,321,497 )(c)                       --
Security deposits                                            11,382,576                       --                    11,382,576
Rents paid in advance                                           845,876                       --                       845,876
                                                       -----------------       ------------------             -----------------
       Total liabilities                                    257,039,759               88,348,503                   345,388,262
                                                       -----------------       ------------------             -----------------

Stockholders' equity:
    Preferred stock, without par value.
       Authorized and unissued 3,000,000 shares                      --                       --                            --
    Excess shares, $.01 par value per share.
       Authorized and unissued 63,000,000 shares                     --                       --                            --
    Common stock, $.01 par value per share.
       150,000,000 authorized shares; issued and
        outstanding 131,977,572 shares, as adjusted           1,098,305                  221,775  (a)                1,320,080
    Capital in excess of par value                          972,473,429              221,553,533  (a)            1,176,284,937
                                                                                     (17,742,025 )(a)     (a)
    Accumulated distributions in excess of net
        earnings                                            (81,020,223 )                     --                   (81,020,223 )
   Accumulated other comprehensive loss                      (4,275,810 )                     --                    (4,275,810 )
   Minority interest distributions in excess of
       contributions and accumulated earnings                (2,932,587 )                     --                    (2,932,587 )
                                                       -----------------       ------------------             -----------------
          Total stockholders' equity                        885,343,114              204,033,283                 1,089,376,397
                                                       -----------------       ------------------             -----------------
                                                         $1,142,382,873             $292,381,786                $1,434,764,659
                                                       =================       ==================             =================

                      See accompanying notes to unaudited pro forma consolidated financial statements.


                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002



                                                                      Pro Forma
                                                  Historical         Adjustments                 Pro Forma
                                                 --------------     --------------              -------------

Revenues:
    Hotel revenues                               $ 70,175,174        $ 50,174,240  (1)          $120,349,414
    Rental income from operating leases            29,289,330          (5,989,116 )(1)            23,300,214
    FF&E reserve income                             3,440,068                  --                  3,440,068
    Interest and other income                       2,824,339          (1,094,898 )(2)             1,729,441
                                                --------------
                                                                  ----------------         ------------------
                                                  105,728,911          43,090,226                148,819,137
                                                --------------    ----------------         ------------------

Expenses:
    Hotel expenses                                 45,582,159          41,583,427  (1)            87,165,586
    Interest and loan cost amortization            13,827,651           4,815,680  (7)            18,643,331
    General operating and administrative            4,118,164                  --                  4,118,164
    Asset management fees to
       related party                                4,818,889           1,319,923  (3)             6,138,812
    Depreciation and amortization                  20,306,710           4,446,066  (4)            24,752,776
                                                --------------    ----------------            ---------------
                                                   88,653,573          52,165,096                140,818,669
                                                --------------    ----------------            ---------------

Earnings Before Equity in Loss of
    Unconsolidated Subsidiaries and
    Minority Interest                              17,075,338          (9,074,870 )                8,000,468

Equity in Loss of Unconsolidated
    Subsidiaries                                   (6,128,835 )          (660,712  )(11)            9,145,306
                                                                         (101,992  )(10)
                                                                       16,036,845   (12)
Minority Interest                                    (195,685 )                --                    (195,685 )
                                                --------------    ----------------             ---------------

Net Earnings                                     $ 10,750,818        $  6,199,271               $  16,950,089
                                                ==============    ================             ===============

Earnings Per Share of Common Stock (5):
    Basic                                               $0.12                                          $0.14
                                                ==============                                ===============
    Diluted                                             $0.12                                          $0.14
                                                ==============                                ===============

Weighted Average Number of Shares of
    Common Stock Outstanding (5):
       Basic                                       90,622,101                                    117,525,879
                                                ==============                                ===============
       Diluted                                     90,622,101                                    117,525,879
                                                ==============                                ===============


                  See accompanying notes to unaudited pro forma consolidated financial statements.

                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 2001




                                                                     Pro Forma
                                                 Historical         Adjustments                 Pro Forma
                                                --------------     --------------              -------------
Revenues:
    Hotel revenues                                 $1,150,876         $82,495,549  (1)         $ 83,646,425
    Rental income from operating leases            61,030,551         (12,313,002 )(1)           48,717,549
    FF&E reserve income                             5,786,879                  --                 5,786,879
    Interest and other income                       3,494,238          (3,489,553 )(2)                4,685
                                                --------------    ----------------            --------------
                                                   71,462,544          66,692,994               138,155,538
                                                --------------    ----------------            --------------

Expenses:
    Hotel expenses                                  1,515,808          64,073,687  (1)           65,589,495
    Interest and loan cost amortization            14,653,011           4,007,680  (7)           18,660,691
    General operating and administrative            3,465,568                  --                 3,465,568
    Asset management fees to
       related party                                3,326,688           1,886,824  (3)            5,213,512
    Taxes                                           1,183,184                  --                 1,183,184
    Depreciation and amortization                  19,748,697           6,602,909  (4)           26,351,606
                                                --------------    ----------------            --------------
                                                   43,892,956          76,571,100               120,464,056
                                                --------------    ----------------            --------------

Earnings Before Equity in Loss of
    Unconsolidated Subsidiaries and
    Minority Interest                              27,569,588          (9,878,106 )              17,691,482

Equity in Loss of Unconsolidated
    Subsidiaries                                   (7,092,674 )        (8,483,291 )(8)             (798,344 )
                                                                        5,172,110  (9)
                                                                         (346,589 )(10)
                                                                         (456,925 )(11)
                                                                       10,409,025  (12)

Minority Interest                                  (1,148,538 )         1,006,427  (6)             (142,111 )
                                                --------------    ----------------            --------------

Net Earnings                                     $ 19,328,376         $(2,577,349 )            $ 16,751,027
                                                ==============    ================            ==============

Earnings Per Share of Common Stock (5):
    Basic                                               $0.30                                          $0.16
                                                ==============                                ==============
    Diluted                                             $0.30                                          $0.16
                                                ==============                                ==============

Weighted Average Number of Shares of
    Common Stock Outstanding (5):
       Basic                                       64,457,643                                   106,054,424
                                                ==============                                ==============
       Diluted                                     64,457,643                                   106,054,424
                                                ==============                                ==============

                 See accompanying notes to unaudited pro forma consolidated financial statements.


                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND
                        THE YEAR ENDED DECEMBER 31, 2001


Unaudited Pro Forma Consolidated Balance Sheet:
----------------------------------------------

(a) Represents gross proceeds of $221,775,308 from the sale of 22,177,531 shares during the period October 1, 2002 through February 5, 2003, and the payment of $9,979,889 for related acquisition fees (4.5% of gross proceeds) which are reflected as other assets, selling commissions of $16,633,148 (7.5% of gross proceeds) and the marketing support fee of $1,108,877 (0.5% of gross proceeds) which have been netted against stockholders' equity.

(b) Represents the use of cash and cash equivalents to reflect the purchase of four properties for $194,805,780 (which includes closing costs of $1,823,000 and acquisition fees and costs of $10,682,780, which had been recorded as other assets as of September 30, 2002 and have been reclassified to land, buildings and equipment).


                                                                                 Acquisition
                                                                                   Fees and
                                                                                Closing Costs
                                                                                 Allocated to
                                                           Purchase Price        Investments            Total
                                                          -----------------     ---------------    ----------------

           Residence Inn Newark, CA                       $  27,300,000         $  1,872,780       $  29,172,780
           Courtyard Newark, CA                              25,500,000            1,749,300          27,249,300
           Hyatt Regency Coral Gables Miami, FL              36,000,000            2,469,600          38,469,600
           JW Marriott New Orleans, LA                       92,500,000            6,414,100          98,914,100
                                                          -----------------     ---------------    ----------------
                     Total                                $ 181,300,000         $ 12,505,780       $ 193,805,780
                                                          =================     ===============    ================



(c) Represents payment of $1,321,497 in offering and acquisition fees which were outstanding as of September 30, 2002.

(d)      Represents   $1,087,261  in  restricted   cash  used  for  purposes  of
         purchasing furniture, fixtures and equipment.

(e) Represents the use of cash and cash equivalents to reflect the acquisition of a 75% interest in the Hilton 2 Partnership, which acquired the Doubletree Lincoln Centre, Hilton El Conquistador, Hilton Rye Town, Doubletree Crystal City, Embassy Suites Orlando, Embassy Suites Crystal City, and Embassy Suites Santa Clara Properties. The total investment was $129,244,478 (which includes debt acquisition fees paid of $2,654,438 and other acquisition fees and costs of $6,440,040, which had been recorded as other assets as of September 30, 2002 and have been reclassified to Investments in Unconsolidated Subsidiaries. The Hilton Rye Town was previously owned and will be contributed by Hilton to the Hilton 2 Partnership and the Doubletree Crystal City Property is owned by the Company and will be contributed to the Partnership by the Company. The result of these contributions are reflected as if they occurred at the beginning of the Pro Forma period.

(f) Represents new borrowings on existing Properties of $40,070,000 that will be used to finance current and future acquisitions and a loan to be assumed at the time that the JW Marriott New Orleans is acquired for approximately $49,600,000.

Unaudited Pro Forma Consolidated Statement of Earnings:
------------------------------------------------------

(1) For the nine months ended September 30, 2002, the amount represents adjustments to rental income from operating leases, hotel operating revenues and hotel operating expenses for the properties acquired and leased to taxable REIT subsidiaries of the Company as of February 5, 2003 (the "Pro Forma Leased Properties") and the assumption of existing leases from third parties by taxable REIT subsidiaries of the Company (the "Pro Forma Operating Properties") which results in hotel operating revenues of $50,174,240 offset by hotel operating expenses of $41,583,427 in lieu of $5,989,116 in rental income from operating leases.

                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND
                        THE YEAR ENDED DECEMBER 31, 2001


Unaudited Pro Forma Consolidated Statement of Earnings - Continued:
------------------------------------------------------------------

         For the year ended December 31, 2001, the amount represents adjustments to rental income from operating leases, hotel operating revenues and hotel operating expenses for the properties acquired and leased to taxable REIT subsidiaries of the Company as of February 5, 2003 (the "Pro Forma Leased Properties") and the assumption of existing leases from third parties by taxable REIT subsidiaries of the Company (the "Pro Forma Operating Properties") which results in hotel operating revenues of $82,495,549 offset by hotel operating expenses of $64,073,687 in lieu of $12,313,002 in rental income from operating leases for the year ended December 31, 2001.

         The following presents the actual date the Pro Forma Leased Properties were acquired or placed in service by the Company as compared to the date the Pro Forma Leased Properties were treated as becoming operational for purposes of the Pro Forma Consolidated Statements of Earnings.

                                                                                    Date the Property
                                                                                   Became Operational
                                                           Date Acquired          For Pro Forma Leased        Purchase
                                                           by the Company               Purposes                Price
                                                        ---------------------     ----------------------    --------------

         SpringHill Suites in Raleigh, NC               February 2, 2001          January 1, 2001             $ 8,822,000
         Courtyard in Overland Park, KS                 February 2, 2001          January 1, 2001              15,790,000
         SpringHill Suites in Centreville, VA           March 23, 2001            January 1, 2001              11,414,000
         SpringHill Suites in Charlotte, NC             March 23, 2001            January 1, 2001              11,773,000
         Marriott Bridgewater, NJ                       June 14, 2002             April 2, 2002                61,500,000
         Hampton Inn Houston, TX                        September 4, 2002         January 1, 2001              14,300,000
         Courtyard Newark, CA                           October 25, 2002          August 1, 2002               25,500,000
         Residence Inn Newark, CA                       November 15, 2002         November 1, 2002             27,300,000
         Hyatt Regency Coral Gables Miami, FL           To be acquired            January 1, 2001              36,000,000
         JW Marriott New Orleans, LA                    To be acquired            January 1, 2001              92,500,000



         The following presents the date the Pro Forma Operating Properties were treated as becoming operational as a TRS property for purposes of the Pro Forma Consolidated Statements of Earnings.

                                                        Date the Property
                                                     Became Operational For
                                                       Pro Forma Purposes
                                                    -------------------------

         Courtyard in Oakland, CA                       February 26, 2001
         SpringHill Suites in Plymouth Meeting, PA      August 7, 2001
         SpringHill Suites in Richmond, VA              April 15, 2001
         SpringHill Suites in Manhattan Beach, CA       August 28, 2001
         TownePlace Suites in Manhattan Beach, CA       July 29, 2001
         Courtyard in Basking Ridge, NJ                 December 20, 2001
         Courtyard in Alpharetta, GA                    January 1, 2001
         Residence Inn in Cottonwood, UT                January 1, 2001
         TownePlace Suites in Tewksbury, MA             January 1, 2001
         TownePlace Suites in Mt. Laurel, NJ            January 1, 2001
         TownePlace Suites in Scarborough, ME           January 1, 2001
         Residence Inn in Gwinnett, GA                  January 1, 2001
         Residence Inn in Buckhead, GA                  January 1, 2001

                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND
                        THE YEAR ENDED DECEMBER 31, 2001

Unaudited Pro Forma Consolidated Statement of Earnings - Continued:
------------------------------------------------------------------

         No income tax provision has been presented as it is assumed that rental expense will offset substantially all hotel operating profit. In addition, no operating assets or liabilities were included for pro forma purposes as this amount is immaterial to the Company.

(2) Represents adjustment to interest income due to the decrease in the amount of cash available for investment in interest bearing accounts for the Pro Forma Period. The estimated interest income adjustment was calculated assuming an interest rate of approximately three percent per annum was earned by the Company during the nine months ended September 30, 2002 and the year ended December 31, 2001.

(3) Represents increase in asset management fees relating to the properties acquired by the Company during the Pro Forma Period. Asset management fees are equal to 0.60% per year of the Company's Real Estate Asset Value, as defined in the Company's prospectus.

(4) Represents incremental increase in depreciation expense of the building and the furniture, fixture and equipment ("FF&E") portions of the Pro Forma Leased Properties and Pro Forma Operating Properties calculated on the straight-line basis in the amount of $4,446,066 for the nine months ended September 30, 2002, and $6,602,909 for the year ended December 31, 2001. The buildings and FF&E are depreciated over useful lives of 40 and seven years, respectively.

         The following presents the amount of land, building and FF&E for each of the Pro Forma Properties:


                                                                  Land               Building             FF&E
                                                             ----------------     ---------------    ----------------

         SpringHill Suites in Raleigh, NC                         $1,039,753          $6,924,761          $1,401,381
         Courtyard in Overland Park, KS                            1,419,211          13,014,165           2,316,808
         SpringHill Suites in Centreville, VA                      1,482,115           9,431,634           1,222,799
         SpringHill Suites in Charlotte, NC                        1,602,996           9,307,241           1,588,179
         Courtyard in Oakland, CA                                  3,238,826          17,607,812           1,124,658
         SpringHill Suites in Plymouth Meeting, PA                 3,230,510          23,812,410           1,809,280
         SpringHill Suites in Richmond, VA                           844,603           9,367,961             830,897
         SpringHill Suites in Manhattan Beach, CA                  2,392,970          17,638,822           1,340,208
         TownePlace Suites in Manhattan Beach, CA                  1,704,991          12,567,661             954,898
         Courtyard in Basking Ridge, NJ                            4,486,819          33,072,792           2,512,889
         Hampton Inn in Houston, TX                                1,625,453          11,979,164             910,183
         Courtyard Newark, CA                                      2,533,170          20,264,850           2,701,980
         Residence Inn Newark, CA                                  2,711,982          21,695,310           2,892,708
         Hyatt Regency Coral Gables Miami, FL*                     3,600,000          28,800,000           3,600,000
         JW Marriott New Orleans, LA*                              9,250,000          74,000,000           9,250,000


              * Amounts are estimated values.

(5) Historical earnings per share were calculated based upon the weighted average number of shares of common stock outstanding during the nine months ended September 30, 2002, and the year ended December 31, 2001. As a result of receipt of gross proceeds from the sale of shares during the period October 1, 2002, through February 5, 2003, pro forma earnings per share were calculated based upon the weighted average number of shares of common stock outstanding, as adjusted for the subsequent sale of shares, during the nine months ended September 30, 2002, and the year ended December 31, 2001.

         The pro forma diluted earnings per share has been adjusted to reflect the elimination of potentially dilutive shares as a result of the acquisition of the remaining 29% interest in Hotel Investors from Five Arrows as described in (6).

                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND
                        THE YEAR ENDED DECEMBER 31, 2001


Unaudited Pro Forma Consolidated Statement of Earnings - Continued:
------------------------------------------------------------------


(6) In June 2001, the Company acquired the remaining 29% of Hotel Investors from Five Arrows, resulting in the Company owning 100% of Hotel Investors at December 31, 2001.

         The operating results for the year ended December 31, 2001, are reflected in the historical operating results for the Company for the year ended December 31, 2001.

         The following pro forma adjustments were required to reflect the Company's 100% ownership of the shares previously owned by Five Arrows as if it had been in effect at the beginning of each of the Pro Forma
         Periods:

         o Minority interest expense was reduced by $1,006,427 for the year ended December 31, 2001. For the year ended December 31, 2001, this amount represented approximately 29% of Five Arrows operating results for that period.

(7) Represents estimated interest incurred on new borrowings for existing Properties for the period from when the Properties were acquired by the Company through the end of the Pro Forma Period.

(8) Represents adjustment to equity in earnings/loss of the Waikiki Joint Venture, an unconsolidated subsidiary in which the Company owns a 49% interest, for the Pro Forma Period. The following information represents historical information for the period from January 1, 2001 through the date of acquisition by the Waikiki Joint Venture:

                Revenues:
                Hotel revenues                 $ 14,200,490

                Expenses:
                Hotel expense                    19,780,954
                Depreciation                      2,890,625
                Asset management fees               525,000
                Interest                          8,316,750
                                           -----------------

                Net loss                        (17,312,839)

                Ownership percentage                  49.00%
                                           -----------------

                Equity in loss                  $(8,483,291)
                                           =================

                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND
                        THE YEAR ENDED DECEMBER 31, 2001


Unaudited Pro Forma Consolidated Statement of Earnings - Continued:
------------------------------------------------------------------

(9) Represents adjustment to equity in earnings/loss of the Hilton Joint Venture, an unconsolidated subsidiary in which the Company owns a 70% interest, for the Pro Forma Period. The following information represents historical information for the period from January 1, 2001 through the date of acquisition by the Hilton Joint Venture:

                Revenues:
                Hotel revenues                $ 53,067,000

                Expenses:
                Hotel expenses                  35,659,333
                Depreciation                     5,330,758
                Asset management fees              968,181
                Interest                         3,720,000
                                           ----------------

                Net earnings                     7,388,728

                Ownership percentage                 70.00%
                                           ----------------

                Equity in earnings              $5,172,110
                                           ================

(10) Represents adjustment to equity in earnings/loss of the Interstate Joint Venture, an unconsolidated subsidiary in which the Company owns an 85% interest, for the Pro Forma Period. The following information represents historical information for the nine months ended September 30, 2002 for the Hampton Inn in Houston and the period from January 1, 2001 through the date of acquisition for all three properties owned by the Interstate Joint Venture:

                                        Nine Months Ended       Year Ended
                                       September 30, 2002    December 31, 2001
                                       ------------------   -------------------

                Revenues:
                Hotel revenues             $ 3,418,947            $ 10,722,405

                Expenses:
                Hotel expenses               2,798,398               8,631,602
                Depreciation                   319,665               1,162,373
                Asset management fees           58,058                 211,112
                Interest                       362,817               1,125,070
                                       ----------------      ------------------

                Net loss                      (119,991)               (407,752)

                Ownership percentage             85.00%                  85.00%
                                       ----------------      ------------------

                Equity in loss             $  (101,992)           $   (346,589)
                                       ================      ==================

                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND
                        THE YEAR ENDED DECEMBER 31, 2001

Unaudited Pro Forma Consolidated Statement of Earnings - Continued:
-------------------------------------------------------------------

(11) Represents adjustment to equity in earnings/loss of the San Francisco Joint Venture, an unconsolidated subsidiary in which the Company will own a 50% interest, for the Pro Forma Period. The following information represents historical information for the nine months ended September 30, 2002 and the period from October 26, 2001 (Property opening date) through December 31, 2001:

                                                                  Period from
                                             Nine Months       October 26, 2001
                                               Ended               through
                                        September 30, 2002    December 31, 2001
                                       --------------------  -------------------
                Revenues:
                Hotel revenues               $5,937,587          $ 1,422,718

                Expenses:
                Hotel expense                 3,995,252            1,149,746
                Depreciation                  1,241,592              451,488
                Asset management fees           225,500               82,000
                Interest                      1,796,667              653,333
                                       -----------------    -----------------

                Net loss                     (1,321,424)            (913,849)

                Ownership percentage              50.00%               50.00%
                                       -----------------    -----------------
                Equity in loss                $(660,712)           $(456,925)
                                       =================    =================

(12) Represents adjustment to equity in earnings/loss of the Hilton 2 Partnership, an unconsolidated subsidiary in which the Company will own a 75% interest, for the Pro Forma Period. The following information represents historical information for the nine months ended September 30, 2002 and the year ended December 31, 2001:

                                           Nine Months
                                              Ended              Year Ended
                                       September 30, 2002     December 31, 2001
                                       ------------------   --------------------
                Revenues:
                Hotel revenues           $120,298,586           $140,309,399

                Expenses:
                Hotel expense              86,226,629            102,574,576
                Depreciation                4,638,115             12,054,724
                Asset management fees         842,382              2,189,399
                Interest                    7,209,000              9,612,000
                                       ---------------      -----------------

                Net loss                   21,382,460             13,878,701

                Ownership percentage            75.00%                 75.00%
                                       ---------------      -----------------
                Equity in earnings        $16,036,845           $ 10,409,025
                                       ===============      =================

                CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES
                STATEMENT OF ESTIMATED TAXABLE OPERATING RESULTS
                         BEFORE DIVIDENDS PAID DEDUCTION
           PROPERTIES ACQUIRED OR MADE PROBABLE FROM NOVEMBER 16, 2002
                            THROUGH FEBRUARY 5, 2003
                For the Year Ended December 31, 2001 (Unaudited)

         The following schedule presents unaudited estimated taxable operating results before dividends paid deduction of each Property acquired, directly or indirectly, by the Company from November 16, 2002 through February 5, 2003, and the Properties for which the Company had entered into initial commitments to acquire as of February 5, 2003. The statement presents unaudited estimated taxable operating results for each Property that was operational as if the Property (i) had been acquired the earlier of (a) the actual date acquired by the Company or (b) January 1, 2001, and (ii) had been operational during the period January 1, 2001 through December 31, 2001. The schedule should be read in light of the accompanying footnotes.

         These estimates do not purport to present actual or expected operations of the Company for any period in the future. The estimates were prepared on the basis described in the accompanying notes which should be read in conjunction herewith.



                                            Marriott Hotel    Renaissance Hotel   Hilton El Conquistador  Doubletree Lincoln Centre
                                             Seattle (9)          Tampa (9)             Tucson (5)                Dallas (5)
                                         -------------------  ------------------  ----------------------  -------------------------
Estimated Taxable Operating Results
   Before Dividends Paid Deduction:

Rental Income (1)                                (9)                 (9)                $ 3,105,000               $  2,430,000
Asset Management Fees (2)                        (9)                 (9)                   (310,500)                  (243,000)
General and Administrative
   Expenses (3)                                  (9)                 (9)                   (186,300)                  (145,800)
Interest Expense                                 (9)                 (9)                 (1,907,246)                (1,437,345)
                                           -----------------   -----------------     -----------------       --------------------
Estimated Cash Available from
   Operations                                    (9)                 (9)                    700,954                    603,855
Depreciation and Amortization
   Expense (4)                                   (9)                 (9)                 (2,073,677)                (1,622,878)
                                           -----------------   -----------------     -----------------       --------------------
Estimated Taxable Operating Results
   Before Dividends Paid Deduction               (9)                 (9)                $(1,372,723)              $ (1,019,023)
                                           =================   =================     =================       ====================



                                  See Footnotes


                                              Doubletree            Hilton              Embassy Suites          Embassy Suites
                                           Crystal City (6)      Rye Town (6)           Santa Clara (6)        Crystal City (6)
                                         -------------------  ---------------------  ---------------------  ----------------------
Estimated Taxable Operating Results
   Before Dividends Paid Deduction:

Rental Income (1)                             $ 3,195,000            $ 3,375,000           $ 2,092,500           $ 2,047,500
Asset Management Fees (2)                        (319,500)              (337,500)           (209,250)             (204,750)
General and Administrative
   Expenses (3)                                  (191,700)              (202,500)           (125,550)             (122,850)
Interest Expense                               (1,597,500)            (1,856,250)          (1,189,485)           (1,163,824)
                                           -----------------   ------------------        -----------------    --------------------
Estimated Cash Available from
   Operations                                   1,086,300                978,750             568,215               556,076
Depreciation and Amortization
   Expense (4)                                 (2,133,785)            (1,957,418)          (1,213,599)           (1,187,500)
                                           -----------------   ------------------        -----------------    --------------------
Estimated Taxable Operating Results
   Before Dividends Paid Deduction            $(1,047,485)           $  (978,668)          $ (645,384)           $ (631,424)
                                           =================   ==================        =================    ====================



                                  See Footnotes


                                          Embassy Suites             Hyatt                 JW Marriott
                                       Orlando Airport (6)      Coral Gables (8)         New Orleans (7)               Total
                                     ---------------------- -----------------------  -----------------------  --------------------
Estimated Taxable Operating Results
   Before Dividends Paid Deduction:

Rental Income (1)                             $ 562,500            $ 2,160,000            $  5,610,000          $  24,577,500
Asset Management Fees (2)                       (56,250)              (216,000)             (561,000)              (2,457,750)
General and Administrative
   Expenses (3)                                 (33,750)              (172,800)             (448,800)              (1,630,050)
Interest Expense                               (319,691)                    --             (3,789,520)            (13,260,861)
                                         -----------------     ----------------         ----------------      -------------------
Estimated Cash Available from
   Operations                                   152,809              1,771,200               810,680                7,228,839
Depreciation and Amortization
   Expense (4)                                 (326,236)            (1,252,748)           (3,253,663)            (15,021,504)
                                         -----------------     ----------------         ----------------      -------------------
Estimated Taxable Operating Results
   Before Dividends Paid Deduction            $(173,427)           $   518,452            $ (2,442,983)         $ (7,792,665)
                                         =================     ================         ================      ====================



                                  See Footnotes

FOOTNOTES:

(1) Rental income is derived from first year lease payment and does not include percentage rents, which will become due if specified levels of gross receipts are achieved. The Company has assumed that no taxable distributions will be received from its taxable REIT subsidiaries.

(2) The Properties are managed pursuant to an advisory agreement between the Company and CNL Hospitality Corp. (the "Advisor"), pursuant to which the Advisor receives monthly asset management fees in an amount generally equal to one-twelfth of .60% of the Company's share of the Real Estate Asset Value as of the end of the preceding month as defined in such agreement. See "Management Compensation."

(3) Estimated at 8% of gross rental income, based on the previous experience of Affiliates of the Advisor with another public REIT.

(4) The estimated federal tax basis of the depreciable portion of the Properties and the number of years the assets have been depreciated on the straight-line method is as follows (the balances are presented at the Company's 100% interest except for, the 75% interest in the Hilton El Conquistador Tucson, Doubletree Lincoln Centre Dallas, Doubletree Crystal City, Hilton Rye Town, Embassy Suites Santa Clara, Embassy Suites Crystal City, and the Embassy Suites Orlando Airport):

                                                                 Furniture and
                                                  Buildings         Fixtures
                                                 (39 years)       (5-15 years)
                                               --------------   ----------------

              Hilton El Conquistador              $54,703,200      $ 9,535,800
              Doubletree Lincoln Centre Dallas     42,811,200        7,462,800
              Doubletree Crystal City              42,216,600        7,359,150
              Hilton Rye Town                      45,000,000        5,625,000
              Embassy Suites Santa Clara           27,900,000        3,487,500
              Embassy Suites Crystal City          27,300,000        3,412,500
              Embassy Suites Orlando Airport        7,500,000          937,500
              Hyatt Coral Gables                   28,800,000        3,600,000
              JW Marriott New Orleans              74,000,000        9,250,000

(5) On December 13, 2002, the Company and Hilton Hotels Corporation formed a partnership which the Company owns a 75% interest and Hilton Hotels Corporation owns a 25% interest. The partnership acquired two Properties on December 24, 2002: the Hilton El Conquistador Tucson Property and the Doubletree Lincoln Centre Dallas Property for a total cost of approximately $121 million. The partnership has obtained mortgage financing in the amount of approximately $33.8 million for the Doubletree Lincoln Centre Dallas Property and approximately $44.9 million for the Hilton El Conquistador Tucson Property. These Properties bear interest at a rate equal to 5.67%. Payments of interest only are due monthly for the first two years of the loan, with monthly payments of interest and principal due thereafter, calculated on a 25-year amortization schedule through maturity. The loans mature on December 24, 2007. These Properties are leased to indirect wholly owned subsidiaries of the partnership and are operated and managed by Hilton Hotels Corporation.

(6) It is anticipated that the Hilton Rye Town Property will be acquired by the Company through its contribution by Hilton Hotels Corporation ("Hilton") to a partnership that is 75% owned by the Company and 25% owned by Hilton (the "Hilton 2 Partnership"). Simultaneously with the contribution of the Hilton Rye Town Property to the Hilton 2 Partnership, the Company is expected to contribute the Doubletree Crystal City Property to the Hilton 2 Partnership. The Doubletree Crystal City Property was previously acquired by the Company through a separate transaction. The Company expects that the Hilton 2 Partnership will obtain permanent financing totalling approximately $41.3 million for the Hilton Rye Town Property and $35.5 million for the Doubletree Crystal City Property. The Embassy Suites Santa Clara, Embassy Suites Crystal City, and Embassy Suites Orlando Airport Properties will be simultaneously acquired by the Hilton 2 Partnership. The Company expects the Hilton 2 Partnership to obtain permanent financing totalling approximately $26.4 million on the Embassy Suites Santa Clara Property, $25.9 million on the Embassy Suites Crystal City Property, and $7.1 million on the Embassy Suites Orlando Airport Property. All of the Properties owned by the Hilton 2 Partnership are expected to be leased to taxable REIT subsidiaries of the partnership and operated by subsidiaries of Hilton.

(7) The JW Marriott New Orleans Property is subject to an existing mortgage of approximately $47 million. The amount is expected to be assumed by the Company upon acquisition of the Property by the Company. The Company intends to spend approximately $10 million to renovate this Property over the next two years in preparations for its conversion to a JW Marriott Hotel. This property is expected to be leased to a taxable REIT subsidiary of the company and operated by a subsidiary of Marriott International, Inc.

(8) This Property is expected to be leased to a taxable REIT subsidiary of the Company and operated by a subsidiary of Hyatt Hotels and Resorts.

(9) The Property is under construction for the period presented. The estimated completion dates for construction are as follows:

                       Property                      Estimated Completion Date
                       --------                      -------------------------

             Seattle Waterfront Marriott Property            April 2003
             Renaissance Tampa Property                      June 2005